Exhibit 99.12

Interim Consolidated Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the Three Months Ended March 31, 2008

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

Unaudited

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended March 31
	2008	2007
Revenue (note 16)	$271,637	$349,142

Expenses:
Operating	186,703	184,508
Depreciation and amortization	24,233	21,874
General and administrative	9,853	4,573
Stock-based compensation (note 11c,d)	4,528	4,709
Accretion of asset retirement obligations	904	789
Foreign exchange (gain) loss	(1,316)	2,044

	224,905	218,497

Operating earnings	46,732	130,645

Exploration	(6,096)	(7,749)
Interest and other income	7,952	5,997
Loss on derivative instruments	(1,741)	(10,979)
Interest expense	(250)	(399)

Earnings before tax	46,597	117,515

Tax expense (note 10a)	25,045	54,439

Net earnings for the period	$21,552	$63,076

Earnings per share:
Basic	$0.17	$0.50
Diluted	$0.17	$0.49

Weighted average number of common shares outstanding (note 11e):
Basic	126,464,822	126,138,341
Diluted	127,556,958	128,232,455

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Balance Sheets

Unaudited

(In thousands of Canadian dollars)

	March 31, 2008	December 31, 2007
Assets:

Current assets:
Cash and cash equivalents	$781,048	$757,574
Accounts receivable	82,387	71,511
Inventories (note 4)	190,434	183,739
Prepaid expenses	6,864	7,646
Cash held in trust	3,355	—
Current portion of fair value of derivatives (note 14c)	6,232	7,635
Future income and mining tax assets (note 10b)	32,066	43,809

	1,102,386	1,071,914

Property, plant and equipment (note 5)	450,307	450,334
Other assets (note 6)	23,516	29,379

	$1,576,209	$1,551,627

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities	$151,103	$142,994
Taxes payable	3,335	6,409
Current portion of other liabilities (note 7)	52,513	41,605

	206,951	191,008

Long-term debt (note 8)	—	3,208
Pension obligations	39,081	38,846
Other employee future benefits	71,468	70,153
Asset retirement obligations	35,588	35,046
Obligations under capital leases	404	1,611
Future income tax liabilities (note 10b)	745	718
Fair value of derivatives (note 14c)	28,469	19,804

	$382,706	$360,394

Shareholders’ equity:
Share capital:
Common shares (note 11b)	$309,674	$311,143
Warrants	1	1
Contributed surplus (note 11d)	18,951	16,633
Retained earnings	883,124	868,857
Accumulated other comprehensive income (loss) (note 12)	(18,247)	(5,401)

	1,193,503	1,191,233

	$1,576,209	$1,551,627

Subsequent Event (note 17).

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

Unaudited

(In thousands of Canadian dollars)

	Three months ended March 31
	2008	2007
Cash provided by (used in):

Operating activities:
Net earnings for the period	$21,552	$63,076
Items not affecting cash:
Depreciation and amortization	24,233	21,874
Stock-based compensation (note 11c,d)	4,528	4,709
Accretion expense on asset retirement obligations	904	789
Foreign exchange (gain) loss	(643)	472
Change in fair value of derivatives	478	12,483
Future tax expense (note 10a)	18,306	41,859
Other	1,293	(2,762)

	70,651	142,500
Change in non-cash working capital (note 15a)	(11,821)	13,391

	58,830	155,891

Financing activities:
Repayment of obligations under capital leases	(1,056)	(989)
Repurchase of common shares	(10,999)	—
Proceeds on exercise of warrants	—	10
Proceeds of exercise of stock options	35	1,498

	(12,020)	519

Investing activities:
Additions to property, plant and equipment	(24,206)	(23,961)

Effect of exchange rate changes on cash and cash equivalents	870	(541)

Change in cash and cash equivalents	23,474	131,908
Cash and cash equivalents, beginning of period	757,574	385,864

Cash and cash equivalents, end of period	$781,048	$517,772

Cash and cash equivalents is composed of:
Cash on hand and demand deposits	$54,360	$73,356
Short term money market instruments	726,688	444,416

	$781,048	$517,772

For supplemental information, see note 15.

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings

Unaudited

(In thousands of Canadian dollars)

	Three months ended March 31
	2008	2007

Retained earnings, beginning of period	$868,857	$642,723

Net earnings for the period	21,552	63,076

Transition adjustment—financial instruments	—	(1,005)

Share repurchases	(7,285)	—

Retained earnings, end of period	$883,124	$704,794

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Comprehensive Income

Unaudited

(In thousands of Canadian dollars)

	Three months ended March 31
	2008	2007
Net earnings for the period	$21,552	$63,076

Other comprehensive income (loss), net of tax (note 12):
Net losses on cash flow hedges	(12,056)	(2,950)
Net losses on investments	(817)	(1,985)
Net gains (losses) on currency translation adjustments	27	(7)

	(12,846)	(4,942)

Comprehensive income for the period	$8,706	$58,134

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

1.	Nature of business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. HudBay is an integrated mining company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and the Balmat zinc mine in New York State. In 2004, the Company acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”), its principal subsidiary. HBMS was incorporated in 1927 and has been in continuous production in northern Manitoba since 1930.

2.	Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the financial statements of the Company, all of its subsidiaries and the proportionate share of the assets and liabilities of any joint ventures where the Company shares joint ownership.

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting policies as disclosed in the audited consolidated financial statements for the year ended December 31, 2007, except as noted in note 3.

The unaudited interim consolidated financial statements do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto.

3.	Adoption of new accounting standards

(a)	Adopted in 2008:

Capital Disclosures and Financial Instruments – Disclosures and Presentation

As required by the Canadian Institute of Chartered Accountants (“CICA”), effective January 1, 2008, the Company adopted three new accounting standards addressing disclosure requirements:

CICA Handbook Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) qualitative and summary quantitative data about what the entity manages as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Refer to note 13.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

Section 3862, Financial Instruments—Disclosures, and Section 3863, Financial Instruments—Presentation, replaced Section 3861, Financial Instruments—Disclosure and Presentation, revising and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Refer to note 14.

Inventories

On January 1, 2008, the Company adopted the new CICA Section 3031, Inventories, replacing the existing Section 3030. This section requires measurement of inventories at the lower of cost and net realizable value; clarifies allocation of overheads and other costs to inventory; requires consistent use of either first-in, first-out or weighted average to measure inventories; requires that insurance and capital spares be accounted for as property, plant and equipment; and requires reversal of any previous write-downs when there is a subsequent increase in the value of inventories. The Company’s adoption of this standard had no effect on the financial statements.

(b)	Future accounting changes:

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section will be applicable to the Company on January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company is assessing the impact, if any, of the adoption of this new section on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s existing GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

4.	Inventories

	March 31, 2008	December 31, 2007
Work-in-process	$128,324	$112,177
Finished goods	43,013	53,518
Materials and supplies	19,097	18,044

	$190,434	$183,739

During the three months ended March 31, 2008, finished goods inventories at the Company's Balmat mine were written down to net realizable value, and an expense of $1,310 was recognized in operating expenses.

5.	Property, plant and equipment

March 31, 2008	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$392,883	$86,582	$306,301
Mine development	292,047	165,033	127,014
Mineral exploration properties	16,992	—	16,992

	$701,922	$251,615	$450,307

December 31, 2007	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$389,229	$79,565	$309,664
Mine development	272,355	148,677	123,678
Mineral exploration properties	16,992	—	16,992

	$678,576	$228,242	$450,334

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

6.	Other assets

	March 31, 2008	December 31, 2007
Available-for-sale investments, at fair value	$1,889	$2,706
Environmental deposits	1,165	1,165
Long-term portion of cash held in trust	—	3,289
Long-term portion of future tax asset (note 10b)	20,462	21,261
Long-term portion of fair value of derivatives (note 14c)	—	958

	$23,516	$29,379

7.	Current portion of other liabilities

	March 31, 2008	December 31, 2007
Current portion of:
Long-term debt (note 8)	$10,842	$7,294
Pension obligation	14,586	14,586
Other employee future benefits	2,007	2,007
Asset retirement obligation	3,195	3,195
Obligations under capital leases	3,521	3,370
Future tax liabilities (note 10b)	42	51
Fair value of derivatives (note 14c)	18,260	10,975
Interest payable on long-term debt	60	127

	$52,513	$41,605

8.	Long term debt

	March 31, 2008	December 31, 2007
Senior Secured Notes	$3,436	$3,208
Province of Manitoba	7,406	7,294

	10,842	10,502
Less current portion of long-term debt (note 7)	10,842	7,294

	$—	$3,208

As at March 31, 2008, the Company had an $80 million revolving credit facility maturing on February 27, 2009. As of March 31, 2008 there were no amounts drawn under the facility. The Company is in compliance with covenants under this credit facility.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

9.	Pension and other future employee benefit expense

	Three months ended March 31
	2008	2007
Defined benefit pension expense	$2,973	$2,994
Defined contribution pension expense	332	214
Other future employee benefits expense	1,704	1,710

	$5,009	$4,918

10.	Income and mining taxes

(a)	Tax expense:

		Three months ended March 31
		2008	2007
Tax expense applicable to:
Current	- income taxes	$90	$22
	- mining taxes	6,649	12,558

		6,739	12,580

Future	- income taxes	17,339	38,588
	- mining taxes	967	3,271

		18,306	41,859

Tax expense		$25,045	$54,439

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

(b)	Future tax assets and liabilities as represented on the balance sheet:

	March 31, 2008	December 31, 2007
Future tax assets
Current portion	$32,066	$43,809
Long-term portion (note 6)	20,462	21,261

	52,528	65,070

Future tax liabilities
Current portion (note 7)	42	51
Long-term portion	745	718

	787	769

	$51,741	$64,301

(c)	Changes in future tax assets and liabilities:

	Three months ended March 31
	2008	2007
Balance, beginning of period	$64,301	$171,879
Future tax expense	(18,306)	(41,859)
Flow-through shares	—	(7,251)
Financial instruments transition
- retained earnings	—	568
- OCI	—	(77)
Current OCI transactions	5,761	1,771
Other	(15)	6

Balance, end of period	$51,741	$125,037

The future tax assets (income and mining) are net of a valuation allowance that represents management’s estimate of the allowance necessary to recognize the future tax assets at an amount that the Company considers is more likely than not to be realized.

11.	Share capital

(a)	Preference shares:

Authorized:

Unlimited preference shares

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

(b)	Common shares:

Authorized:

Unlimited common shares

Issued:

	Three months ended March 31, 2008
	Common shares	Amount
Balance, beginning of period	127,032,612	$311,143
Exercise of options	7,299	50
Shares repurchased	(620,000)	(1,519)

Balance, end of period	126,419,911	$309,674

On December 12, 2007, the Company announced a share repurchase program, through the facilities of the Toronto Stock Exchange, for cancellation of up to 9,946,093 common shares (approximately 9.5% of the Company’s public float as of December 11, 2007) by way of a normal course issuer bid, which received regulatory approval the following day. Purchases of common shares will be made from time to time at market prices and in accordance with the rules of the Toronto Stock Exchange. This repurchase program is authorized to be in effect until December 16, 2008.

During the three months ended March 31, 2008, the Company repurchased for cancellation 620,000 common shares at a net cost of $10,999. The Company has recorded a reduction in share capital of $1,519. The excess net cost over the average book value of the shares has been recorded as a reduction to contributed surplus of $2,195 and a reduction to retained earnings of $7,285.

(c)	Stock option plan:

During the three months ended March 31, 2008, the Company granted additional options to directors and employees, consistent with the Company’s stock option plan approved in June 2005.

The fair value of the options granted during 2008 has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.9%; dividend yield of 0%; volatility factor of 52%; and a weighted average expected life of these options of 4 years.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

	Three months ended March 31, 2008
	Number of shares subject to option	Weighted average exercise price
Balance, beginning of period	3,271,532	$13.28
Granted	1,406,713	15.86
Exercised	(7,299)	4.77

Balance, end of period	4,670,946	$14.07

The weighted average fair value of options granted during the three-month period was $6.80 per option at the grant date.

The following table summarizes the options outstanding at March 31, 2008:

Number of options outstanding	Exercise price	Remaining contractual life (years)	Number of options exercisable
747,785	$2.59	7.1	747,785
16,667	3.00	0.7	16,667
50,000	3.35	7.5	50,000
789,394	9.70	8.0	789,394
175,000	14.06	8.2	75,000
1,406,713	15.86	10.0	468,891
60,000	17.77	8.6	40,000
1,185,387	20.80	9.0	780,385
60,000	21.50	9.7	20,000
20,000	21.75	8.8	13,334
60,000	22.20	9.6	20,000
100,000	23.74	9.4	33,333

4,670,946	$14.07		3,054,789

(d)	Contributed surplus:

	Three months ended March 31
	2008	2007
Balance, beginning of period	$16,633	$13,098
Stock-based compensation expense	4,528	4,709
Transfer to common shares on exercise of stock options	(15)	(526)
Share repurchases	(2,195)	—

Balance, end of period	$18,951	$17,281

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

(e)	Earnings per share data:

	Three months ended March 31
	2008	2007
Net earnings available to common shareholders	$21,552	$63,076

Weighted average common shares outstanding	126,464,822	126,138,341
Plus net incremental shares from assumed conversions:
- Warrants	618	2,561
- Stock options	1,091,518	2,091,553

Diluted weighted average common shares	127,556,958	128,232,455

12.	Other comprehensive income (loss) (“OCI”)

	Three months ended March 31
	2008	2007
Accumulated OCI (loss), beginning of period:

Cash flow hedge losses (net of tax of $3,145, $0)	$(5,227)	$—
(Losses) gains on investments (net of tax of $7, $97)	(11)	448
Currency translation adjustments (net of tax of $92, $20)	(163)	(37)

Accumulated OCI (loss), beginning of period	(5,401)	411

OCI (loss) for the period:

Effective portion of changes in fair value of cash flow hedges	(18,399)	(4,619)
Less reclassified to earnings	566	—
Changes in fair value of investments	(817)	(2,082)
Currency translation adjustments	43	(12)

OCI (loss), before tax	(18,607)	(6,713)
Income tax benefit related to OCI (loss)	5,761	1,771

OCI (loss), net of tax for the period	(12,846)	(4,942)

Accumulated OCI (loss), end of period:

Cash flow hedge losses (net of tax of $8,922, $1,669)	(17,283)	(2,950)
Losses on investments (net of tax of $7, $0)	(828)	(1,537)
Currency translation adjustments (net of tax of $76, $25)	(136)	(44)

Accumulated OCI (loss), end of period	(18,247)	(4,531)
Retained earnings, end of period	883,124	704,794

Accumulated OCI (loss) and retained earnings, end of period	$864,877	$700,263

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

13.	Capital disclosures

The Company’s objectives when managing capital are to maintain a strong capital base in order to:

•	Advance the Company’s corporate strategies to create long-term value for our stakeholders;

•	Sustain the Company’s operations and growth throughout metals and materials cycles; and

•	Ensure compliance with the covenants of the Company’s credit facility and other financing facilities used from time to time.

HudBay monitors its capital and capital structure on an ongoing basis to ensure it is sufficient to achieve the Company’s short-term and long-term strategic objectives. HudBay closely watches its cash and cash equivalents balances, which grew from $757,574 as at December 31, 2007 to $781,048 as at March 31, 2008. The Company does not currently have significant debt outstanding. Interest coverage ratios, debt to book capitalization ratios and debt to earnings before interest, depreciation and amortization (“EBITDA”) ratios are metrics that would also be evaluated during periods when financial leverage was employed as an element of the Company’s capital structure. Refer to note 11b for information on the Company’s share repurchase program.

14.	Financial instruments

(a)	Fair value of financial instruments:

The following presents the carrying value and fair value of the Company’s financial instruments and non-financial derivatives:

	Classification	Carrying value and fair value
		March 31, 2008	December 31, 2007
Financial assets
Cash and cash equivalents [1]	FV through earnings	$781,048	$757,574
Accounts receivable
Trade and other receivables [1]	Loans & receivables	82,387	68,361
Embedded derivatives [2]	FV through earnings	—	3,150
Cash held in trust [3]	FV through earnings	3,355	3,289
Derivative assets
Non-hedge derivatives [2]	FV through earnings	6,232	8,593
Available-for-sale investments [4]	Available-for-sale	1,889	2,706
Environmental deposits [1]	FV through earnings	1,165	1,165

		$876,076	$844,838

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

	Classification	Carrying value and fair value
		March 31, 2008	December 31, 2007
Financial liabilities
Accounts payable
Trade payables & acc. liab. [1]	Other financial liabilities	$147,740	$142,994
Embedded derivatives [2]	FV through earnings	3,363	—
Interest payable [1]	Other financial liabilities	60	127
Derivative liabilities
Hedging derivatives [2]	Hedging derivatives	43,366	26,449
Non-hedge derivatives [2]	FV through earnings	3,363	4,330
Long-term debt
Senior Secured Notes [5]	FV through earnings	3,436	3,208
Province of Manitoba [6]	Other financial liabilities	7,406	7,294

		$208,734	$184,402

Net financial assets		$667,342	$660,436

[1]

Cash and cash equivalents, accounts receivable, environmental deposits, accounts payable and accrued liabilities, and interest payable on long-term debt are recorded at their carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates. Valuations assume all counterparties have a high credit rating.

[3]

The Company has designated its cash held in trust, which consists of 3.25% US government securities and US-denominated cash, as fair value through earnings. Fair value is determined using quotations obtained from a financial institution.

[4]	Available-for-sale investments in listed shares are carried at their fair value, which is determined using quoted market prices in active markets.
[5]

The Company has designated its Senior Secured Notes as fair value through earnings. Fair value is determined based on a valuation technique that reflects the street convention rate on a similar debt instrument.

[6]

The Province of Manitoba loan is an interest-free loan recorded at amortized cost using the effective interest rate, which approximates its fair value. Fair value of the loan is determined using the net present value of the interest-free loan.

(b)	Financial risk management:

The Company’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits, and reporting. HudBay’s policy objective for hedging risk is to reduce the volatility of future earnings and cash flow within the strategic and economic goals of the Company. The Company from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Company does not use derivative financial instruments for trading or speculative purposes.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

The following is a discussion of the Company’s risk exposures. Information on derivatives held by the Company as at March 31, 2008 is presented in note 14c.

(i)	Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates, will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Company’s primary exposure to foreign currency risk arises from:

•

Translation of US dollar denominated revenues and expenses into Canadian dollars. Substantially all of the Company’s revenues are denominated in US dollars, while approximately half of its expenses are denominated in US dollars. As a result, appreciation of the Canadian dollar relative to the US dollar will reduce the Company’s earnings, and a weakening of the Canadian dollar will increase the Company’s earnings.

•

Translation of US dollar denominated operating accounts, consisting mainly of certain cash and cash equivalents, accounts receivable, accounts payable and derivatives. Appreciation of the Canadian dollar relative to the US dollar will reduce the net asset value of these operating accounts once they have been translated to Canadian dollars, resulting in foreign currency translation losses on US dollar denominated assets and gains on US dollar denominated liabilities.

Commodity price risk

HudBay is exposed to market risk from prices for the commodities the Company produces and sells, such as zinc, copper, gold and silver. In the current environment of strong base metal prices, HudBay has significantly benefited from exposure to metal prices. However, from time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

Based on HudBay’s financial instruments and non-financial derivatives outstanding as at March 31, 2008, the Company’s significant market risk sensitivity is to changes in copper prices. If copper prices at March 31, 2008 had been higher by US$0.50/lb. with all other variables held constant, after-tax net earnings for the three months ended March 31, 2008 would have been $5,776 lower, mainly due to the mark-to-market effect on the Company’s embedded provisional pricing derivatives, and after-tax OCI for the three months ended March 31, 2008 would have been $9,595 lower due to the effect on the Company’s outstanding cash flow hedges. An equal change in the opposite direction would have increased the Company’s after-tax net earnings and after-tax OCI by $5,776 and $9,595, respectively.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

Interest rate risk

The Company is not exposed to significant interest rate risk other than cash flow interest rate risk on its cash and cash equivalents. Interest rates on the Company’s debt and cash held in trust are disclosed in note 9 to the December 31, 2007 annual consolidated financial statements. The Company invests its cash and cash equivalents in highly liquid, interest-bearing investments with original maturities of three months or less.

(ii)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative assets, on the balance sheet.

Management has a credit policy in place that requires the Company to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis. Transactions involving derivatives are with creditworthy counterparties. The Company’s swap agreements are governed by master trading agreements. Management does not expect any counterparty to fail to meet its obligations.

One customer accounted for approximately 26% of total revenue during the three months ended March 31, 2008 and approximately 31% of total accounts receivable as at March 31, 2008.

(iii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. HudBay’s objective is to maintain sufficient liquid resources to meet operational and investing requirements. The Company’s investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. The Company has not invested in asset-backed commercial paper. In addition to cash and cash equivalents of $781,048 as at March 31, 2008, the Company had available a revolving credit facility of $80 million.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

(c)	Derivatives:

Fair value of derivatives, as presented on the balance sheet:

March 31, 2008	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Fair value of derivative assets
Current portion	$3,055	$3,177	$—	$6,232

Fair value of derivative liabilities
Current portion (note 7)	—	3,363	14,897	18,260
Long-term portion	—	—	28,469	28,469

	—	3,363	43,366	46,729

	$3,055	$(186)	$(43,366)	$(40,497)

December 31, 2007	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Fair value of derivative assets
Current portion	$3,943	$3,692	$—	$7,635
Long-term portion (note 6)	958	—	—	958

	4,901	3,692	—	8,593

Fair value of derivative liabilities
Current portion (note 7)	—	4,330	6,645	10,975
Long-term portion	—	—	19,804	19,804

	—	4,330	26,449	30,779

	$4,901	$(638)	$(26,449)	$(22,186)

US dollar put options

The Company holds put options securing the right, but not the obligation, to sell US$4.375 million per quarter at $1.20482, continuing to January 2009. Hedge accounting has not been applied.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure that the Company continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At March 31, 2008, the Company’s net position consisted of forward purchases of 1,147 tonnes at prices ranging from US$2,285 to US$3,115 per tonne with settlement dates extending out up to nine months. This net position relates to forward zinc purchases related to forward physical zinc oxide customer sales contracts, which are not recorded as derivatives.

Cash flow hedging derivatives

The Company applies hedge accounting to commodity swap contracts used to hedge prices for a portion of future sales of zinc and copper. During the first quarter, the Company terminated its remaining zinc commodity swap contracts. The related hedging relationships were discontinued prospectively, and related gains and losses in OCI are reclassified to earnings when the hedged anticipated future zinc sales occur.

For the three months ended March 31, 2008, the Company recorded pre-tax net losses of $18,399 to OCI for the effective portion of the cash flow hedges, recorded pre-tax net losses of $592 in earnings for the ineffective portion, and reclassified pre-tax net losses of $566 from OCI to earnings (presented in revenue) as hedged anticipated zinc and copper sales occurred. Of the $26,205 pre-tax loss deferred in AOCI at March 31, 2008, management estimates that losses of $6,381 will be reclassified to earnings in the next twelve months.

The following summarizes the Company’s commodity swap position as at March 31, 2008:

Copper swaps - US$ denominated contracts	Metric tonnes	Weighted average price US$/MT	Fair value of net derivative liability
Maturing in 1 year	4,425	4,935	14,897
Maturing between 1 to 2 years	5,100	4,563	16,607
Maturing between 2 to 3 years	3,825	4,300	11,862

	13,350	4,611	43,366

Embedded provisional pricing derivatives

The Company records embedded derivatives (presented in accounts receivable and accounts payable) related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. At each reporting date, provisionally priced metals are

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

marked to market based on the forward market price for the quotational period stipulated in the contract. At March 31, 2008, the Company’s net position consisted of contracts awaiting final pricing for sales of 4,000 tonnes of zinc, purchases of 6,964 tonnes of copper, purchases of 1,106 ounces of gold and purchases of 171,259 ounces of silver.

(d)	Financial instruments at fair value through earnings – changes in value:

Financial instruments and non-financial derivatives classified as fair value through earnings include US dollar put options, non-hedge derivative zinc contracts, and embedded derivatives relating to provisional pricing. For the three months ended March 31, 2008, the total amount of change in fair value that has been recognized in earnings for these items was a net loss of $15,298.

The Company has chosen to designate its Senior Secured Notes and related cash held in trust as fair value through earnings. For the three months ended March 31, 2008, the total amount of change in fair value that has been recognized in earnings for these items was a net loss of $72.

Any interest income earned or interest expense incurred on these financial instruments or non-financial derivatives is excluded from the gains and losses reported above and is included in interest and other income or interest expense in the statements of earnings.

15.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended March 31
	2008	2007
Accounts receivable	$(10,876)	$31,655
Inventories	(6,695)	(10,618)
Accounts payable and accrued liabilities	8,109	10,964
Taxes payable	(3,074)	(19,321)
Prepaid expenses	782	825
Interest payable	(67)	(114)

	$(11,821)	$13,391

(b)	Other:

	Three months ended March 31
	2008	2007
Supplementary cash flow information:
Interest paid	$230	$432
Taxes paid	9,925	31,779

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

16.	Segmented information

The Company is an integrated base metals producer. When making decisions on expansions, opening or closing mines, as well as day-to-day operations, management evaluates the profitability of the overall operation of the Company. The Company’s main mining operations are located in Manitoba. Operations at the Company’s Balmat mine in New York State, due to their geographical distance, receive separate attention in certain areas. The Balmat segment consists of a zinc mine and concentrator. Its accounting policies are the same as those described in note 2.

	Three months ended March 31, 2008
	Balmat	Other	Total
Revenue from external customers	$9,522	$262,115	$271,637
Depreciation and amortization	4,577	19,656	24,233

Operating earnings (loss)	(6,403)	53,135	46,732
Exploration	(19)	(6,077)	(6,096)
Interest and other income	19	7,933	7,952
Interest expense	—	(250)	(250)
Other	—	(1,741)	(1,741)

Earnings before tax	(6,403)	53,000	46,597
Tax expense	—	25,045	25,045

Net earnings	(6,403)	27,955	21,552

Total assets *	$37,704	$1,538,505	$1,576,209
Property, plant and equipment	24,084	426,223	450,307
Additions to property, plant and equipment	5,052	19,154	24,206

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

	Three months ended March 31, 2007
	Balmat	Other	Total
Revenue from external customers	$9,058	$340,084	$349,142
Depreciation and amortization	2,398	19,476	21,874

Operating earnings (loss)	(3,671)	134,316	130,645
Exploration	—	(7,749)	(7,749)
Interest and other income	28	5,969	5,997
Interest expense	—	(399)	(399)
Other	—	(10,979)	(10,979)

Earnings before tax	(3,643)	121,158	117,515
Tax expense	—	54,439	54,439

Net earnings	(3,643)	66,719	63,076

Total assets *	$44,358	$1,347,483	$1,391,841
Property, plant and equipment	30,802	414,491	445,293
Additions to property, plant and equipment	5,438	18,523	23,961

*	Total assets are net of intercompany loans to the Balmat segment of $75.6 million (March 31, 2007—$55.0 million). The loans are non-interest bearing and have no fixed terms of repayment.

The Company’s revenue by significant product types:

	Three months ended March 31
	2008	2007
Copper	$159,487	$176,984
Zinc	61,328	99,553
Zinc oxide	23,285	38,554
Gold	16,617	22,378
Silver	4,360	5,824
Other	6,560	5,849

	$271,637	$349,142

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2008

The above revenues include revenues from the sale of metal produced from purchase of concentrates of:

	Three months ended March 31
	2008	2007
Copper	$51,585	$50,830
Zinc	3,415	8,834

17.	Subsequent Event

The Company has long-term agreements with two companies to purchase copper concentrate. Subsequent to March 31, 2008, the Company exercised certain termination rights, limiting the term and quantities pursuant to these agreements. The Company will continue to purchase amounts of copper concentrate into 2009.